UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2018

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212007) OF LIGHTINTHEBOX HOLDING CO., LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On November 16, 2018, LightInTheBox Holding Co., Ltd. (the “Company”), issued a press release announcing changes in management. The Company’s current Chief Executive Officer, Mr. Zhiping Qi, resigned as CEO and was appointed as Vice Chairman of the Company’s Board of Directors. Mr. Jian He was appointed to replace Mr. Qi as the Company’s new Chief Executive Officer and was appointed to serve as a director on the Company’s Board of Directors.  In addition, Mr. Meng Lian was appointed to serve as a director on the Company’s Board of Directors.

Jian He, Founder and Chief Executive Officer of ezbuy Holding Co., Ltd,. Founded in 2010, ezbuy is the leading cross-border e-commerce platform in Southeast Asia region. Prior to founding ezbuy, Jian He was in the semiconductor industry for nine years at GLOBALFOUNDRIES and SMIC. Being a core team member of 0.18, 0.13-micron and 65nm technology nodes, he led the Yield and Product teams in GLOBALFOUNDRIES and SMIC to rapidly increase the pace of technology change, innovation and business adaptation. He holds a master’s degree from Fudan University in Electrical Engineering, and bachelor’s degree in Electrical Engineering from Zhejiang University.

Meng Lian, Partner of IDG Capital, focuses on Internet, Mobile Internet, as well as a combination of new technology and traditional consumer products and services. Prior to joining IDG Capital, Meng Lian worked at New Oriental Education & Technology Group (EDU). He holds an MBA from Hong Kong University of Science and Technology, and bachelor’s degree in Law from Ji’nan University.

Mr. Jian He’s appointment as Chief Executive Officer and his and Mr. Meng Lian’s appointment as directors satisfies certain of the closing conditions contemplated by that certain Share Purchase Agreement, dated November 8, 2018, entered into by the Company and the parties named therein to purchase all of the outstanding shares of ezBuy Group Holdings, which was announced on November 8, 2018.

A copy of the press release is attached as Exhibit 99.1

Exhibits

Exhibit 99.1 — LightInTheBox Announces Board and Management Changes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By:	/s/ Jian He
Name: Jian He
Title: Chief Executive Officer

Dated: November 16, 2018